Mail Stop 4561

VIA USMAIL and FAX (214) 874-2398

Mr. Phillip A. Reinsch
Executive Vice President and Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway
Suite 800
Dallas, Texas 75225

> **Re:** **Capstead Mortgage Corporation**
> **Form 10-K and 10-K/A as of December 31, 2007**
> **Filed on March 5, 2008 and January 12, 2009, respectively**
> **File No. 001-08896**

Dear Mr. Phillip Reinsch:

We have reviewed your response letter dated January 12, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1. We note that your revised tabular presentation of Income Statement Data presents net interest margin for residential mortgage investments and commercial real estate investments exclusive of the interest expense from unsecured borrowings incurred to acquire those assets. This presentation is inconsistent with your restated audited financial statements and appears to reflect a non-GAAP measure. Further, Item 303(a) of Regulation S-K requires that discussion and analysis be based on the reported amounts in your audited financial statements. As such your presentation and discussion does not appear to meet this requirement. Please advise and revise your disclosure accordingly.

2.   We further note that your key portfolio statistics exclude overnight investments and unsecured borrowings. It is unclear what your basis is for presenting statistical data on non-GAAP financial information. Generally the analysis of net interest earnings consistent with the guidance included in Industry Guide 3, requires that the statistics reflect all interest-bearing liabilities. Please advise and revise your disclosure accordingly.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief